ENERGY FUELS INC.

REVISED PROXY FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 18, 2015
SOLICITED ON BEHALF OF MANAGEMENT

The annual and special meeting of Energy Fuels Inc. that was previously scheduled for Tuesday June 16, 2015 to consider items 1-4 below is now being held on Thursday June 18, 2015 to consider items 1-5. This Proxy replaces the proxy previously sent to shareholders relating to the Meeting.

The undersigned shareholder of Energy Fuels Inc. (the “Corporation”) hereby appoints Stephen P. Antony, President and Chief Executive Officer, whom failing, Daniel G. Zang, Chief Financial Officer, or instead of either of them,                                                         , as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on June 18, 2015 (the “Meeting”) and at any adjournments thereof, and, without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated below:

1. [   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of J. Birks Bovaird as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Stephen P. Antony as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Paul A. Carroll as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Lawrence A. Goldberg as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Bruce D. Hansen as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Ron F. Hochstein as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Joo Soo Park as director;

[   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the election of Richard J. Patricio as director;

2. [   ] VOTE FOR or [   ] WITHHOLD FROM VOTING with respect to the appointment of KPMG LLP, Chartered Accountants as auditors and to authorize the directors to fix the remuneration of the auditors;

3. [   ] VOTE FOR or [   ] VOTE AGAINST the ordinary resolution ratifying the extension of the Corporation’s Shareholder Rights Plan, as described in the Management Information Circular dated May 21, 2015 (the “Circular”);

4. [   ] VOTE FOR or [   ] VOTE AGAINST the ordinary resolution ratifying the Corporation’s 2015 Omnibus Equity Incentive Compensation Plan and the awards previously granted under such plan, as described in the Circular;

5. [   ] VOTE FOR or [   ] VOTE AGAINST the ordinary resolution approving the acquisition of all of the outstanding shares of Uranerz Energy Corporation and the issuance of common shares of the Corporation as consideration for, or related to, such transaction, as described in the Circular;

6. IN HIS/HER DISCRETION with respect to amendments to the above matters and on such other business as may properly come before the meeting or any adjournment thereof.

This proxy revokes and supersedes all proxies of earlier date.

Dated this _______day of _________________, 2015.

________________________________________
Signature of Shareholder

________________________________________
Name of Shareholder (Print)

Notes:

1.

Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by management of the Corporation.

2.

You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to CST Trust Company Inc. in the envelope provided.

3.

The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. In the absence of direction, this proxy will be voted for each of the matters referred to herein.

4.

A completed proxy must be delivered to CST Trust Company Inc. by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781- 3111 (toll free) or 416-368-2502, or by email to proxy@canstockta.com no later than 5:00 p.m. (Toronto time) on June 16, 2015, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.